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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2017__ AND ENDING __12/31/2017__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PCA Capital Securities, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 37th Floor

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein   732-828-0202

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.

(Name – *if individual, state last, first, middle name*)

1407 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Gina Laversa_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PCA Capital Securities, LLC_____, as

of __December 31_____, 20 __17_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)

(3).

PCA CAPITAL SECURITIES, LLC

CONTENTS

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of PCA Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PCA Capital Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of PCA Capital Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PCA Capital Securities, LLC's management. Our responsibility is to express an opinion on PCA Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PCA Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.

We have served as PCA Capital Securities, LLC's auditor since 2005.

New York, New York

February 21, 2018

PCA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	272,247
Fees receivable		15,956
Prepaid expenses		8,210
Total Assets	**$**	**296,413**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses	$	20,830
MEMBERS' EQUITY		275,583
Total Liabilities and Members' Equity	**$**	**296,413**

The accompanying notes are an integral part of this financial statement.
Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

- 2 -

PCA CAPITAL SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

PCA Capital Securities, LLC (the "Company") was formed in the State of Delaware on June 30, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an agent that assists issuers in executing Equity Private Placements for which it earns fees. The members share profits and losses equally and each member's liability is limited. The Company continues until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Revenue Recognition

The Company earns referral fees for introducing investors to a specific fund. Referral fees are paid when earned.

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). This new ASU will replace substantially all current U.S. GAAP on this topic and eliminate most industry-specific guidance. Topic 606, which was amended several times since, is effective for interim and annual periods beginning after December 15, 2017 for public companies. There is also a Broker Dealer AICPA Financial Reporting Executive Committee task force ('task force") that is providing further guidance, which has not completed its assessment to-date. The collective guidance to Topic 606 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also states that an entity should recognize as an asset the incremental costs of obtaining a contract that the entity expects to recover and amortize the costs consistent with the transfer to the customer of the good or services to which the asset relates. The guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company has substantially completed the assessment of the impacts of the new

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

guidance on its financial statements and does not expect any material timing adjustments from the adoption of the guidance on January 1, 2018. However, as the Broker Dealer task force efforts are not complete to-date, the Company will continue to assess the impact the new guidance may have in future periods related to any additional guidance that is forthcoming.

c) Income Taxes

No provision has been made for Federal or New York State ("NYS") income taxes since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members.

However, the Company is liable for New York City Unincorporated Business taxes ("UBT"). There is a current provision for UBT due to current year taxable income for UBT purposes totaling $3,310.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and UBT tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its UBT tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes. The Company did not record any deferred taxes at December 31, 2017, which would not be material.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. There are presently no ongoing income tax examinations.

d) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $251,417 which was $246,417 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.08 to 1.

5. REVENUES

During 2017, a contract with a significant customer expired causing a decline in revenues of approximately $41,000 from this customer.

6. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 21, 2018, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.

PCA CAPITAL SECURITIES, LLC

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT